Exhibit 99.9

FMTC Letterhead

September 2, 2015

Exchange Offer for Shares of The Dow Chemical Company—Response Due by 4 p.m. Eastern time September 24, 2015.

Dear Plan Participant:

In March 2015, The Dow Chemical Company announced that it will separate its Dow chlorine products business and merge it with a subsidiary of Olin Corporation. In connection with this transaction, you may make an election to exchange some or all of the Dow stock attributable to your individual account under the Dow Chemical Company Employees’ Savings Plan for shares of common stock of Blue Cube Spinco Inc., which will immediately convert into the right to receive shares of Olin Corporation stock.

The current deadline for your decision is 4 p.m. Eastern time September 24, 2015. If the Exchange Offer is extended, if it is administratively feasible, the deadline for your decision may be extended.

The terms and conditions of this Offer are described in the enclosed Prospectus—“Offer to Exchange” dated September 2, 2015, which is being provided to all Dow shareholders. The enclosed letter from Fidelity Management Trust Company (“Fidelity”) provides important information about your rights under the Plan in connection with the Offer.

Actions You Need To Take

1) Read the enclosed materials.

2) Decide if you want to direct Fidelity to exchange Dow Shares attributable to your investment in the Stock Fund(s) within the Plan for Olin shares.

3) If you wish to participate in the Exchange Offer, complete the enclosed Trustee Direction Form(s) and return in the enclosed envelope so that it is RECEIVED by 4:00 p.m. Eastern time, on September 24, 2015. You may also respond via the internet at www.proxyvote.com/tender. Note: If you have investments in more than one Stock Fund and you wish to provide directions to Fidelity, you will need to direct Fidelity with respect to each Stock Fund by using your assigned Control Number for each Stock Fund.

If you do not provide directions, or if you submit after the 4 p.m. September 24, 2015 deadline, you will be deemed to have elected not to participate in the Offer and no Dow Shares attributable to your Plan account will be offered for exchange in the Offer.

If you direct Fidelity to exchange some or all of the Dow Shares attributable to your account through this Offer, certain transactions involving units in the Stock Fund(s) credited to your account will be prohibited starting on September 25, 2015, for a period of time until Fidelity receives Olin shares on your behalf and processes the transactions.

Questions

For questions regarding this Exchange Offer, call the Dow Service Center at Fidelity at 1-877-440-4015, Monday through Friday (excluding New York Stock Exchange holidays, except Good Friday), between 8:30 a.m. and midnight, Eastern Time, to speak with a Service Representative. If you require additional information concerning the terms and conditions of the Offer, please call Georgeson, the information agent for the Offer, at 1-888-566-8006.

IMMEDIATE ATTENTION REQUIRED

September 2, 2015

Re:	Exchange Offer for Shares of The Dow Chemical Company—RESPONSE DUE September 24, 2015 by 4 p.m. EASTERN TIME

Dear Plan Participant:

You are receiving this letter because our records reflect that, as a participant in The Dow Chemical Company Employees’ Savings Plan (the “Plan”), all or a portion of your individual account was invested as of August 25, 2015, in one or more of the Dow Chemical Stock Funds (each a “Stock Fund” and collectively, the “Stock Funds”) offered under the Plan. The Dow Chemical Company (“Dow”) is offering shareholders the right to tender their shares of common stock of Dow in exchange for shares of common stock of Blue Cube Spinco Inc. (“Splitco”) in connection with the transactions that are being undertaken to transfer the Dow Chlorine Products Business from Dow to Olin Corporation. Immediately following the consummation of the exchange offer, a special purpose merger subsidiary of Olin Corporation will be merged with and into Splitco, and Splitco, as the surviving company, will become a wholly-owned subsidiary of Olin Corporation (the “Merger”). In the Merger, each issued and outstanding share of Splitco common stock will be converted into the right to receive 0.87482759 shares of Olin common stock. Accordingly, shares of Splitco common stock will not be transferred to participants and such participants will instead receive shares of Olin common stock in the Merger. The terms and conditions of the Offer are described in the enclosed Prospectus—“Offer to Exchange” dated September 2, 2015 (the “Prospectus”), which is being provided to all Dow shareholders. This letter provides important information about your rights under the Plan in connection with the Offer. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Prospectus enclosed with this letter.

Enclosed please find a copy of the Prospectus and a Trustee Direction Form(s) that require your immediate attention. As described below, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, whether or not to exchange some or all of the Dow Shares attributable to your investment in the Stock Funds under the Plan.

In order to participate in the Offer described in the Prospectus and briefly summarized in this letter, you will need to complete the enclosed Trustee Direction Form(s) and return it to Broadridge Financial Services, Fidelity’s tabulation agent (the “Tabulation Agent”) in the return envelope provided so that it is RECEIVED by 4:00 p.m., Eastern time, on September 24, 2015, unless the Offer is extended (the “Due Date”). Please note, this is 5 business days earlier than the last day of the exchange offer period provided for in the Prospectus in order to allow sufficient time for tabulation of your instructions and tendering of the Plan’s shares. If the Offer is extended and if administratively feasible, the deadline for receipt of your direction will be 4:00 p.m., Eastern time, on the fifth business day prior to the expiration of the Offer, as extended. Please complete and return the enclosed Trustee Direction Form(s) even if you decide not to participate in the Offer described herein. NO FACSIMILE TRANSMITTALS OF THE TRUSTEE DIRECTION FORM WILL BE ACCEPTED. As described in greater detail elsewhere in this letter, you may also utilize the Internet to provide your directions.

The remainder of this letter summarizes the Offer, the application of the Offer to the Plan and your rights under the Plan, and the procedures for directing Fidelity regarding the Offer.

BACKGROUND SUMMARY

THE FOLLOWING ATTEMPTS TO HIGHLIGHT THE TERMS OF THE OFFER AND IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER, WHICH ARE SET FORTH IN THE PROSPECTUS. YOU SHOULD READ THE PROSPECTUS, INCLUDING THE RISK FACTORS, BEFORE DECIDING WHETHER TO TENDER SOME, ALL, OR NONE OF THE DOW SHARES ATTRIBUTABLE TO YOUR INDIVIDUAL ACCOUNT UNDER THE PLAN.

The Offer is being made in connection with a complex transaction with several steps described in the Prospectus. Ultimately, Dow Shares tendered will be converted into a number of shares of common stock of Olin (“Olin Stock”) (the “Exchange” and the period during which the shares may be tendered is referred to as the “Exchange Period”). The number of shares of Splitco common stock, and accordingly, the shares of Olin Stock distributed for each share of Dow common stock tendered is determined by a formula described in the Prospectus and will depend in part on the relative prices of Dow common stock and Olin common stock on the last three trading days of the exchange offer period (not including the expiration date). In the event that a certain “upper limit” described in the Prospectus is triggered, Dow shareholders who participate in the Exchange may receive less than a dollar of Olin common stock for each dollar of Dow common stock tendered. In the event that the upper limit is triggered, the expiration date of the Exchange Period will be extended (for the period described in the Prospectus) to permit shareholders who have tendered shares of Dow common stock to withdraw such shares.

The calculation described in the Prospectus will determine the final number of shares of Splitco common stock, and accordingly, the shares of Olin Stock to be exchanged for each Dow Share pursuant to the Exchange. Dow intends to maintain a website at www.edocumentview.com/dowexchange that will provide the daily volume-weighted average price of both Dow Shares and Olin Stock and indicative exchange ratios for the Offer. Please note, the final exchange ratio will not be known until after the Due Date. Therefore, Plan participants will not know the final exchange ratio when they make their decision whether or not to participate in the Offer.

As described in the Prospectus, if there is an excess of Dow Shares offered for exchange by Dow shareholders, the Dow Shares accepted for the Exchange may be subject to proration, and the remaining shares returned to the shareholders. In the event that the Exchange is not fully subscribed because not enough Dow shareholders tender their shares, Dow will distribute on a pro rata basis to Dow shareholders whose shares of Dow common stock remain outstanding after the consummation of the Exchange, the excess shares of Olin stock. Any Dow shareholder who tenders and does not withdraw Dow Shares will forfeit the right to receive Olin Shares distributed in accordance with the preceding sentence.

APPLICATION TO DOW SHARES HELD UNDER THE PLAN.

The Offer to Exchange applies to the Dow Shares held by the Plan. As of August 25, 2015 the Plan held approximately 35,201,573 Dow Shares attributable to participant accounts. Only Fidelity, as trustee of the Plan, can tender these Dow Shares pursuant to the Offer. Nonetheless, as a participant under the Plan, you have the right to direct Fidelity whether or not to tender some or all of the Dow Shares attributable to your individual account in the Plan. Unless otherwise required by law, Fidelity will tender, pursuant to the Offer, Dow Shares attributable to participant accounts in accordance with participant instructions, and Fidelity will not tender Dow Shares attributable to participant accounts for which it does not receive timely or complete instructions. If you do not complete and return the enclosed Trustee Direction Form(s) (or do not provide directions via the Internet) on a timely basis, you will be deemed to have elected not to participate in the Offer and no Dow Shares attributable to your Plan account will be tendered. As stated above, in order to timely participate in the Exchange, you will need to complete the enclosed Trustee Direction Form(s) and return it to Broadridge Financial Services, Fidelity’s tabulations agent (the “Tabulations Agent”) in the return envelope provided so that it is RECEIVED by 4:00 p.m. Eastern time on the Due Date (or provide directions via the internet by such date). Also as outlined below, if you do direct that some or all of the Dow Shares attributable to your account shares be tendered in the Exchange, you may later withdraw such Dow Shares provided you do so by submitting a Trustee Direction Form withdrawing your shares, and return it to the Tabulation Agent in the return envelope provided that it is RECEIVED by 4:00 p.m., Eastern time on the Due Date (or provide new directions via the internet by such date).

To the extent that participants direct Fidelity to tender Dow Shares attributable to their Plan account in the Exchange, any Olin Shares received by the Plan in exchange for such Dow Shares shall be held in a unitized stock fund that will consist primarily of Olin Shares and certain short term investments held for liquidity. Participants to whom units in the Olin Stock Fund are credited may transfer all or a portion of their balance in the Olin Stock Fund to other investment options under the Plan, but the Olin Stock Fund will be closed to contributions and transfers in. Dow has informed Fidelity that the Olin Stock Fund will be eliminated as an investment option under the Plan approximately 12 months after its inception or as soon as practicable thereafter as consistent with the requirements of ERISA. Upon the elimination of the Olin Stock Fund, the accounts of Participants to which units in the fund have been credited will be credited with the proceeds from the liquidation of the fund, which they will be able to invest in other investment options under the Plan.

As described in the Prospectus, if the Exchange is consummated but is less than fully subscribed, any excess Olin Shares will be distributed on a pro rata basis to the holders of shares of Dow common stock, and such Olin Shares will also be held under the Olin Stock Fund. As such, even if you elect not to participate in this Offer, your individual account under the Plan may be credited with units in the Olin Stock Fund. If Olin Stock will be distributed to the Plan, more information will be provided to you.

As noted above, if there is an excess of Dow Shares offered for exchange by Dow shareholders, such Dow Shares may be subject to proration, as described in the Prospectus. Any Dow Shares attributable to your account that are not exchanged in the Offer will remain allocated to your individual account under the Plan. Please note that the Odd Lot provisions of the Offer described in the Prospectus are not applicable to Plan participants.

With respect to Dow Shares held by the Plan that have not yet been allocated to participant accounts, the Investment Committee for the Plan has appointed an independent fiduciary who will direct Fidelity as to whether to tender such shares in the Exchange.

FIDELITY MAKES NO RECOMMENDATION REGARDING THE OFFER. EACH PARTICIPANT MUST DECIDE WHETHER OR NOT TO DIRECT FIDELITY TO TENDER OR NOT TENDER SHARES ATTRIBUTABLE TO HIS OR HER ACCOUNT.

CONFIDENTIALITY

Neither Fidelity nor its affiliates or agents will make the results of your individual direction available to Dow or Olin; however if you have directed Fidelity to tender all or portion of the Dow Shares attributable to your Plan account and Fidelity is able to follow your instructions and units of the Olin unitized stock fund are credited to your account, that transaction will be reflected in the Plan’s records to which the Dow Plan fiduciaries and their designees have access.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Trustee Direction Form(s), which may be completed and returned to the Tabulation Agent. Please note that the Trustee Direction Form(s) (or email) indicates the number of Dow Shares attributable to your individual account as of August 25, 2015. However, for purposes of the final tabulation, your instructions will be applied to the number of Dow Shares attributable to your account as of September 25, 2015, the day after the Due Date, or as of a later date, if feasible, if the Offer is extended. If you have investments in more than one Stock Fund you will receive a Trustee Direction Form (or an email) for each Stock Fund in which you have an investment. Each Trustee Direction Form or email can be used to direct Fidelity only for the Stock Fund to which the Trustee Direction Form or email relates. Therefore, in order to make an election across all of the Stock Funds in which you have investments, you must return a Trustee Direction Form or follow the instructions in each email for each of those Stock Funds.

If you do not properly complete and return the Trustee Direction Form(s) (or do not respond via the Internet) by the deadline specified, subject to any extensions of the Offer, Dow Shares attributable to the given Stock Fund within your account will be considered uninstructed and will not be tendered for exchange in the Offer.

To properly complete each Trustee Direction Form, you must do the following:

(1)	On the face of the Trustee Direction Form(s), check Box 1, 2 or 3. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you want ALL of the Dow Shares attributable to that Stock Fund within your individual account offered for exchange in accordance with the terms of the Offer.

•	CHECK BOX 2 if you do not want any of the Dow Shares attributable to that Stock Fund within your individual account offered for exchange in accordance with the terms of the Offer and simply want the Plan to continue holding such Dow Shares.

•	CHECK BOX 3 if you want to offer for exchange a portion of the Dow Shares attributable to that Stock Fund within your individual account. Specify the percentage (in whole numbers) of Dow Shares attributable to that Stock Fund that you want to offer for exchange in accordance with the terms of this Offer. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to offer for exchange the balance of the Dow Shares attributable to that Stock Fund.

(2)	Date and sign the Trustee Direction Form(s) in the space provided.

(3)	Return the Trustee Direction Form(s) in the enclosed return envelope so that it is RECEIVED by the Tabulation Agent not later than 4:00 p.m., Eastern time, on the Due Date. If the Offer is extended, the deadline for receipt of your Trustee Direction Form(s) will be 4:00 p.m., Eastern time, on the fifth business day prior to the expiration of the Offer, as extended, if administratively feasible. If you wish to return the form(s) by overnight mail, please send them to Broadridge Financial Services, the Tabulation Agent, at the overnight address identified on the Trustee Direction Form.

You may also use the Internet to provide directions to the trustee. If you wish to use the Internet to provide your directions to the trustee, please go to www.proxyvote.com/tender. You will be asked to enter the 16-digit control number from your Trustee Direction Form(s) or email(s) into the box directly under “Enter Control Number” and click on the Submit button. You will then be able to provide your direction to the trustee on the following screen. Fill in the blank box provided with the percentage of Dow Shares attributable to your account you wish to direct Fidelity to tender on your behalf. You may choose to elect less than 100%; in such event you will be deemed to have instructed Fidelity NOT to offer for exchange the balance of the Dow Shares attributable to that Stock Fund. If you received multiple forms and wish to provide your election for more than one Stock Fund, you must follow the process above for each form or email you receive. Please note that you are not allowed to elect more than 100%; you will get an error message if you do so and be asked to make a new election. The website will be available 24 hours per day through 4:00 p.m., Eastern time on the Due Date.

Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., Eastern time, on the Due Date. In some cases if the Offer is extended, the deadline for receipt of your notice of withdrawal will be 4:00 p.m. Eastern time on the fifth business day prior to the expiration of the Offer, as extended, if feasible. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling the Dow Service Center at Fidelity at 1-877-440-4015, or submit new directions via the Internet as described above. Upon receipt of a new, completed, signed and dated Trustee Direction Form, or new directions via the Internet, your previous direction will be deemed cancelled. Please note that the last timely, properly completed Trustee Direction Form or Internet direction Fidelity receives from a participant will be followed.

As described in the Prospectus, Dow has the right to extend the Offer for certain periods. In the event of an announced extension, you may call Fidelity to obtain information on any new Plan participant direction deadline. If the “upper limit” described above is triggered, there is a mandatory extension of two business days. However, the mandatory extension will not be passed through to participants and thus will not affect the Due Date.

After the deadline for providing directions to Fidelity, Fidelity and its affiliates or agents will complete the tabulation of all participant directions and Fidelity, as trustee, will tender the appropriate number of Dow Shares on behalf of the Plan subject to the adequate consideration determination described in the “LIMITATIONS ON FOLLOWING YOUR DIRECTION” section below. Subject to the satisfaction of the conditions described in the Prospectus and the proration provisions of the Offer, Dow will exchange all Dow Shares that are properly offered for exchange through the Offer. Please see materials under “Background Summary” for special rules that will apply in the event the Exchange is oversubscribed or undersubscribed.

INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ ACCOUNTS AS DESCRIBED BELOW AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the sale of Dow Shares for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. “Adequate consideration” will be determined on or about the date the Dow Shares are to be tendered by Fidelity. On such date, if the prevailing or closing market price of Dow Shares on the New York Stock Exchange exceeds the value of the shares of Olin Stock to be received per Dow Share through the Offer, Fidelity will not be able to follow your direction. Dow has appointed an independent fiduciary, an investment manager within the meaning of section 3(38) of ERISA (the “Independent Fiduciary”) with respect to the decisions as to tender or not tender shares of Dow shares in the Plan. The Independent Fiduciary will determine whether the tender of Dow shares held in the Plan would be inconsistent with ERISA including whether adequate consideration would be received if such shares are tendered in the Offer and will direct Fidelity accordingly.

EFFECT OF OFFER ON YOUR ACCOUNT

If you direct the trustee to tender some or all of the Dow Shares attributable to your account under the Plan, as of 4:00 p.m., Eastern time, on September 25, 2015, all exchanges out, loans, withdrawals and distributions involving the relevant Stock Fund(s) attributable to your account will be prohibited until processing related to the Offer (a “freeze”) is completed. Balances in the Stock Funds will still be used to calculate amounts eligible for loans and withdrawals throughout this freeze on the Stock Funds. In the event that the Offer is extended, the freeze on these transactions involving the Stock Funds will, if feasible, be temporarily lifted until four days prior to the new completion date of the Offer, as extended, at which time a new freeze on these transactions involving the Stock Funds will commence. If the Offer is terminated after the freeze on these transactions involving the Stock Funds is implemented, the freeze will be lifted as soon as it is feasible to do so. You may call the Dow Service Center at Fidelity at 1-877-440-4015 to obtain updated information on expiration dates, deadlines and

Stock Fund freezes. During the freeze you will be unable to direct or diversify your balance in the Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.

If you directed the trustee to NOT tender any of the Dow Shares attributable to a given Stock Fund within your account or you did not provide directions to the trustee in a timely manner, you will continue to have access to all transactions involving the given Stock Fund, subject to Plan rules. Please note, if the Offer is undersubscribed a broader freeze may have to be implemented; in such event, additional information about any such freeze will be provided to you.

TREATMENT OF OLIN STOCK RECEIVED BY THE PLAN

If you elect to exchange all or a portion of the Dow Shares attributable to your Plan account for Olin Stock, any Olin Stock received will be held in a new unitized Olin Stock Fund. The Olin Stock Fund will be credited to your account as soon as administratively feasible, generally within three to five business days after the Plan receives the shares of Olin Stock as a result of the completion of the Offer.

NET UNREALIZED APPRECIATION

A tender by a participant may result in the loss of the ability to use net unrealized appreciation tax treatment with respect to the Dow shares tendered.

If you receive a distribution of Dow Shares from the Plan that is not rolled over or a qualified Roth distribution, you may be able to apply a special rule to payments of employer stock. Under the special rule, the net unrealized appreciation on the Dow Shares included in the earnings of the payment will not be taxed when distributed to you from the Plan and will be taxed at capital gain rates when you sell the Dow Shares. Net unrealized appreciation is generally the increase in the value of the Dow Shares after it was acquired by the Plan. If, through the Offer, you exchange all or a portion of the Dow Shares attributable to your Plan account for Olin Stock, you may lose the opportunity for special tax treatment of the net unrealized appreciation related to the Dow Shares you exchange.

Refer to the Plan’s Summary Plan Description for additional discussion of the tax rules which apply when your account is distributed to you. Fidelity cannot provide tax advice and you should discuss your specific situation with a tax advisor.

DOW SHARES OUTSIDE THE PLAN

If you hold Dow Shares directly, you will receive, under separate cover, Offer materials which can be used to exchange such Dow Shares. Those Offer materials may not be used to direct Fidelity to exchange or not exchange the Dow Shares attributable to your individual account under the Plan. The direction to exchange or not exchange Dow Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter and on the Trustee Direction Form. Similarly, the enclosed Trustee Direction Form(s) may not be used to exchange non-Plan Dow Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to offer to exchange Dow Shares attributable to your individual account under the Plan, please contact the Dow Service Center at Fidelity at 1-877-440-4015. If you require additional information concerning the terms and conditions of the Offer, please call Georgeson, the information agent for the Offer, at 1-888-566-8006.

Sincerely,

Fidelity Management Trust Company

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